SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                  Commission File Number 0-26618

(Check one)
|X| Form 10-K and Form  10-KSB  |_| Form 11-K
|_| Form 20-F |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

         For period ended June 28, 1997

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition  Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

         For the transition period ended________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________




                                     Part I
                             Registrant Information

                         Mako Marine International, Inc.
                            (Full name of registrant)

                             4355 N.W. 128th Street
                     (Address of principal executive office)

                              Miami, Florida 33054
                           (City, state and zip code)
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                                     Part II
                             Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    Part III
                                    Narrative

         On August 18, 1997, Registrant filed a Form 8-K/A-3 to provide certain financial statements to reflect the acquisition by Tracker Marine, L.P. of a controlling equity interest in Registrant for a combination of cash and certain other assets relating to the production and distribution of saltwater boats contributed to Registrant (the "Tracker Transaction"). Registrant believes that the appropriate accounting treatment for the Tracker Transaction is the "Push Down" accounting method, and has prepared Registrant's financial statements at and for the twelve month period ending June 28, 1997 (the "Financial Statements") under the "Push Down" methodology. The accounting staff of the Security and Exchange Commission (the "Staff") has recently raised an issue as to whether or not the accounting methodology utilized by Registrant is appropriate and discussions with the Staff have ensued. It is expected that these discussions will conclude within the next few days. Registrant will not be in a position to file the subject Form 10-KSB and Registrant's independent auditors will be unable to issue their opinion on the Financial Statements contained therein until these discussions with the Staff have concluded and all required revisions to the Financial Statements, if any, are made.

                                     Part IV
                                Other Information

         (1) Name and telephone number of person to contact in regard to this notification.

            Stephen W. Smith                        (417) 873-5930
                (Name)                            (Telephone Number)


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         (2) Have all other periodic  reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                            |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                |X| Yes |_| No

         Mako Marine International Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  September 26, 1997                By: /s/ Stephen W. Smith
                                            ---------------------------------
                                            Stephen W. Smith
                                            Vice President and Chief Financial
                                            Officer

                              Arthur Andersen LLP
                         One Biscayne Towe, Suite 2100
                              Miami, Florida 33131


                               September 26, 1997




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Mako Marine International, Inc.

Gentlemen:

         This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 in satisfaction of item (c) of Part II of Form 12b-25.

         We are the independent auditors of Mako Marine International, Inc. ("Registrant"). Registrant has stated in Part III of its filing on Form 12b-25 that it is unable to timely file, without unreasonable effort and expense, its Annual Report on Form 10-KSB for the year ended June 28, 1997 because of current discussions with the Staff with regard to the appropriate methodology of accounting for the "Tracker Transaction."

         We hereby advise you that we have read the statements made by Registrant in Part III of its filing on Form 12b-25 and agree with the statements made therein with respect to our Firm. Pending completion of these discussions, we are unable to complete our audit of Registrant's financial statements and furnish the required opinion for a timely filing.

                                           Very truly yours,


                                           /s/ Arthur Andersen LLP